Stradley Ronon Stevens & Young, LLP 191 N. Wacker Drive, Suite 1601 Chicago, IL 60606 Telephone 312-964-3500 Fax 312-964-3501 www.stradley.com

October 6, 2016

Elisabeth Bentzinger

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Nuveen Credit Opportunities 2022 Target Term Fund
(File Nos. 333- ; 811-23195)
Initial Registration Statement on Form N-2

Dear Ms. Bentzinger:

On September 30, 2016, the above referenced fund (the “Fund”) filed a Registration Statement on Form N-2 (the “Registration Statement”) for the purpose of registering its common shares of beneficial interest. The purpose of this letter is to request selective review of the Registration Statement, in accordance with the Securities and Exchange Commission’s (“SEC”) release on selective review, Revised Procedures For Processing Registration Statements, Post-Effective Amendments and Preliminary Proxy Materials Filed by Registered Investment Companies, Investment Company Act Release No. 13768 (February 15, 1984).

The Registration Statement is substantially identical to Nuveen High Income November 2021 Target Term Fund’s (“JHB”) registration statement (File Nos. 333-205696; 811-23075) (the “JHB Registration Statement,” and together with the Registration Statement, the “Registration Statements”). The SEC staff reviewed the JHB Registration Statement via comment letter dated August 12, 2015 and declared the JHB Registration Statement effective on August 23, 2016.

The Fund and JHB have identical investment objectives and substantially similar investment strategies. Each of the Fund and JHB: (1) has the investment objectives of providing a high level of current income and returning the original net asset value per common share (before deducting offering costs) to common shareholders on or about the fund’s respective termination date; (2) seeks to achieve its investment objectives by investing, under normal circumstances, at least 80% of its managed assets (as defined in the Registration Statements) in corporate debt securities and, separately, at least 80% of its managed assets in securities that, at the time of investment, are rated below investment grade or are unrated but deemed equivalent by the fund’s subadvisers; (3) intends to utilize various portfolio and cash flow management techniques, including setting aside a portion of its net investment income, possibly retaining gains and limiting the longest maturity of any holding to no later than approximately six months after the termination date of the fund; and (4) on or about the termination date of the fund, intends to cease its investment operations, liquidate its portfolio, retire or redeem its leverage facilities and seek to return the original net asset value to common shareholders, unless the term of the fund is extended for one period of up to six months by a vote of the fund’s board of trustees.

The primary differences between the Fund and JHB is that the Fund adds “senior loans” to the definition of corporate debt securities (although both funds invest in corporate debt securities as a principal investment strategy and both funds invest in senior loans) and the Fund does not have the option to invest in non-U.S. dollar denominated securities. Also, the Fund’s subadvisor is Symphony Asset Management, LLC (“Symphony”) whereas JHB’s subadvisor is Nuveen Asset Management. Symphony and Nuveen Asset Management are affiliated entities.

JHB and the Fund share the same board of trustees, officers, investment adviser, legal counsel, transfer agent, custodian and independent registered public accounting firm. As a result, the Registration Statements are identical in nearly all respects. The only notable differences appear in the following sections of the prospectus disclosure (headings and page numbers correspond to the Registration Statement):

Except as otherwise indicated below, references to the Fund’s term ending on March 1, 2022, as opposed to JHB’s term ending on November 1, 2022; and/or references to the longest maturity of any Fund holding of September 1,2022, as opposed to JHB’s longest maturity being May 1,2022 in each of the following sections:

• Prospectus Summary

•	Who May Want to Invest (pg. 1);
•	Investment Objectives (pg. 1);
•	Fund Strategies (pg. 2) and Investment Policies (pg. 3);
•	Five-Year Term (pgs. 5-7);
•	Special Risk Considerations – Fund Level Risks – Five-Year Term Risk (pg. 12);

• The Fund’s Investments

•	Fund Strategies (pg. 23);
•	Investment Policies (pg. 24);
•	Five-Year Term and Final Distribution (pgs. 26 - 27);

• Risks

•	Fund Level Risks – Five-Year Term Risk (pgs. 39-40); and

• Certain Provisions in the Declaration of Trust and By-laws

•	Term (pg. 62).

We believe this letter demonstrates the suitability of selective review of the Registration Statement, based on the SEC staff’s previous review and comment on the JHB Registration Statement and its similarity to the Fund’s Registration Statement. Please call me at (312) 964-3502 or Vincent Lewis at (312) 964-3508 if you have any questions about the enclosed, or if you require anything further.

Very truly yours,

/s/ David Glatz

David Glatz

Enclosures

Copies (w/encl.) to Mark L. Winget

Kevin J. McCarthy